50

SECURITIE[...]IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-2549

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
American Securities BD Co., L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 3rd Avenue
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Abe Mastbaum (212) 476-8000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AMERICAN SECURITIES BD CO., L.P.
(S.E.C. I.D. No. 8-2549)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed in pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Partners of
American Securities BD Co., L.P.:

We have audited the accompanying statement of financial condition of American Securities BD Co., L.P. (the "Partnership") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of American Securities BD Co., L.P. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 14, 2003

AMERICAN SECURITIES BD CO., L.P.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 482,783
Securities owned, at fair value	35,607
Secured demand note	2,500,000
Other assets	536,059
TOTAL ASSETS	$ 3,554,449

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:	
Payable to brokers and dealers	$ 772,559
Accounts payable and accrued expenses	310,915
Total	1,083,474
Subordinated liability	2,500,000
PARTNERS' CAPITAL:	
General partner	72,438
Limited partner	(101,463)
Total partners' capital	(29,025)
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 3,554,449

See notes to statement of financial condition.

AMERICAN SECURITIES BD CO., L.P.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

1. ORGANIZATION

American Securities BD Co., L.P. (the "Partnership") is a registered broker/dealer and a member of the National Association of Securities Dealers. In the normal course of business, the Partnership's securities activities are primarily conducted for affiliates and other related parties. The Partnership was formed under an Agreement of Limited Partnership in New York, dated April 15, 1994, to operate as a trader in equity and debt securities, and options.

The Partnership clears securities transactions on a fully disclosed basis through a clearing broker, and accordingly, is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934. The Partnership and its clearing broker have agreed in writing that the clearing broker will perform a proprietary accounts of introducing brokers ("PAIB") reserve calculation with respect to proprietary accounts of the Partnership which are carried by the clearing broker.

2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of the Partnership's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from those estimates.

Securities transactions are recorded on a trade date basis. Securities are carried in the accounts of the Partnership at fair value with unrealized gains and losses reflected in trading revenue. Fair value is based upon quoted market or dealer prices. The Partnership acts as agent in trade execution for customers, which includes affiliates, earning commissions revenue. Commissions revenue and related clearing expenses are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

In accordance with Federal and state income tax regulations, no income taxes are levied on the Partnership, but rather on the individual partners. Consequently, no liability for Federal and state income taxes has been reflected in the accompanying statement of financial condition. The Partnership is subject to New York City Unincorporated Business Taxes.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,*" ("FIN No. 45"). FIN No. 45 requires a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also provides additional guidance on the disclosure of guarantees. The recognition and measurement provisions are effective for guarantees made or modified after December 31, 2002. The

disclosure provisions are effective for fiscal periods ending after December 15, 2002. The Partnership will adopt the recognition and measurement provisions of FIN No. 45 in fiscal year 2003 and does not expect the adoption to have a material impact on the statement of financial condition.

3. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Securities owned and securities sold, but not yet purchased consist principally of equity securities investment in the Partnership's clearing broker and an investment in NASDAQ warrants. Securities positions held by the clearing broker may be used by the clearing broker in the conduct of its business.

The Partnership may be exposed to a risk of loss not reflected on the accompanying statement of financial condition for securities sold, but not yet purchased should the value of such securities rise. This risk is minimized as the Partnership generally enters into hedged arbitrage transactions, including short sales of securities owned.

4. PAYABLE TO BROKERS AND DEALERS

Payable to brokers and dealers represents balances to the Partnerships' clearing broker related to proprietary trading activities.

5. SUBORDINATED LIABILITY

The subordinated liability, pursuant to a secured demand note collateral agreement, is payable on July 31, 2005 and is non-interest bearing. The secured demand note receivable is collateralized by marketable securities and is stated at principal amount. The liability is covered by an agreement approved by the Partnership's designated examining authority and is thus available in computing net capital in accordance with the Uniform Net Capital Rule under the Securities Exchange Act of 1934 ("Rule 15c3-1"). To the extent that such borrowings are required for the Partnership's continued compliance with minimum net capital requirements, they may not be repaid.

6. NET CAPITAL REQUIREMENTS

The Partnership is subject to the Rule 15c3-1, which requires the maintenance of minimum net capital. The Partnership has elected to use the alternative method, permitted by the Rule, which requires that the Partnership maintain minimum net capital, as defined, equal to $250,000. At December 31, 2002, the Partnership had net capital of $1,852,521, which was $1,602,521 in excess of required net capital.

7. RELATED PARTY TRANSACTIONS

Included in other assets in the statement of financial condition is non-interest bearing loans to affiliates totaling $499,555, which settle in the normal course of business.

Included in accounts payable and accrued expenses in the statement of financial condition is secured demand note collateral interest payable and expense reimbursements payable to related parties totaling $189,338.

Darmel Management, LLC ("Darmel"), an affiliate, provides certain administrative services (including accounting and other support services) to the Partnership. Such services are allocated to the Partnership.

8. BENEFIT PLANS

The Partnership maintains a 401(k) plan for its eligible full-time employees. Participants of the plan may contribute up to 12% of annual income (total contribution cannot exceed $11,000 per individual participant) into one or more of six investment vehicles. The Partnership makes matching contributions up to the first 3% of an employee's annual compensation.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS

In the normal course of business, the Partnership's securities activities involve financing and settlement of various securities transactions as principal and execution as agent. These activities may expose the Partnership to off-balance sheet risk in the event that counterparties or clearing brokers are unable to fulfill contractual obligations of the Partnership or its customers.

The agreement between the Partnership and its clearing broker provides that the Partnership is obligated to assume any exposure related to nonperformance by its customers. The Partnership seeks to control the risk associated with nonperformance by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Partnership monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary, and reserving for doubtful accounts when necessary. At December 31, 2002, no allowance was necessary.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Partnership's assets and liabilities are carried at market value or contracted amounts, which approximate fair value. Securities owned and securities sold, but not yet purchased are carried at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, or if liquidating the Partnership's position is reasonably expected to impact market prices, fair value is determined based on other relevant factors, including dealer price quotations and price activity for equivalent securities. The Partnership's remaining financial instruments are generally short-term in nature and liquidate at their carrying values.

11. SECURITIES RECEIVED AS COLLATERAL

At December 31, 2002, the Partnership has accepted collateral that it is permitted by contract or custom to sell or repledge. This collateral consists primarily of securities received in connection with the secured demand note. The fair value of such collateral at December 31, 2002, is $5,350,305. In the normal course of business this collateral is used by the Partnership to obtain financing. The $2,500,000 subordinated liability at December 31, 2002, is secured by the securities pledged under the secured demand note. At December 31, 2002, the Partnership has borrowed $755,412 using the collateral described above. This amount is included in payable to brokers and dealers on the statement of financial condition.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

February 14, 2003

American Securities BD Co., L.P.
666 3rd Avenue
New York, New York 10017

In planning and performing our audit of the financial statements of American Securities BD Co., L.P. (the "Partnership") for the year ended December 31, 2002 (on which we issued our report dated February 14, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP